Golden Entertainment, Inc.

6595 S Jones Boulevard

Las Vegas, NV 89118

January 12, 2018

VIA EDGAR

John Dana Brown

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Golden Entertainment, Inc.
Registration Statement on Form S-3
Filed November 15, 2017
File No. 333-221590

Dear Mr. Brown:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf Golden Entertainment, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above, as amended, be accelerated so that it will become effective at 10:00 A.M. Eastern Time on Tuesday, January 16, 2018, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Barry M. Clarkson, Esq. of Latham & Watkins LLP at (858) 523-5406. Thank you for your assistance and cooperation in this matter.

Very truly yours,

GOLDEN ENTERTAINMENT, INC.

By:	/s/ Charles H. Protell
Charles H. Protell
Executive Vice President, Chief Strategy Officer and Chief Financial Officer

cc:	Barry M. Clarkson, Esq., Latham & Watkins LLP
Ann C. Buckingham, Esq., Latham & Watkins LLP